FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

January 11, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is January 11, 2011.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports plans for 2011 exploration program for the Livengood Project near Fairbanks Alaska as well as the addition of new corporate and project personnel.

Item 5.	Full Description of Material Change

The Issuer reports plans for the 2011 Exploration Program at the Livengood Gold Project near Fairbanks, Alaska, and the addition of key new corporate and project personnel.  The planned 2011 exploration program, budgeted at approximately $10 million, will include 45,000 metres of resource expansion and in-fill drilling at the Money Knob gold resource along with a 10,000-metre district-scale new discovery exploration program.

Initiation of 2011 Drilling Program at Livengood

The 2011 Exploration Program will commence in early February and include a $7.5-million, 45,000-metre resource expansion and in-fill drill program focused on the Money Knob deposit, which currently hosts an Indicated gold resource of 10.9 million ounces (409 million tonnes at an average grade of 0.83 g/t gold) and an Inferred gold resource of 2.4 million ounces (94 million tonnes at an average grade of 0.79 g/t gold), both at a 0.5 g/t gold cutoff).  Drilling will focus on the west and southwest target areas and follow up a new deep high-grade zone discovered during the 2010 exploration program (as indicated by hole MK-RC-0458 which intercepted 112 metres of 2.63 g/t gold and 108 metres of 1.0 g/t gold - see NR10-38).

In addition, the Issuer will commence a $2.4-million, 10,000-metre district-scale new discovery exploration program involving major geophysics work for target generation at the Livengood project, where more than 90% of the 145 km2 land package remains unexplored.

Livengood Resource Update

Upon receipt of final 2010 in-fill and step-out drill results, the Issuer will prepare a NI 43-101 technical report updating and potentially expanding (based on the positive results from step-out holes completed in 2010) the current Money Knob estimated resource.  The updated resource estimate is expected to be completed in the first quarter of 2011.

Key Personnel Additions

The Issuer has strengthened its corporate and technical management structure with the following appointments:

      Shirley Zhou has been appointed Vice President of Corporate Communications to grow the Company’s shareholder base and to spearhead a comprehensive market awareness campaign within the international investment community that will highlight the investment opportunity represented by the Company.  Ms. Zhou has eight years of combined experience in journalism, investor relations and strategic marketing and has worked as a corporate communications professional with publicly listed companies in both Canada and the U.S. since 2005.  Before joining the Company, she held the position of Corporate Communications Manager for Silvercorp Metals Inc., a NYSE/TSX-listed silver producer, from August 2008 to August 2010.  Ms. Zhou is based in Vancouver, B.C.
      Debbie Evans has been appointed Controller for the Company’s Alaskan operations.  Ms. Evans comes to the Company from the Kensington Mine operated by Coeur Alaska Inc. where she was the Mines Controller.  Prior to Kensington, Ms. Evans was Controller at the Fort Knox Mine and previously held senior accounting positions at the Stillwater and Round Mountain Mines.  Ms. Evans will be based in Fairbanks, Alaska.

Grant of Incentive Stock Options

The Issuer also announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted incentive stock options to purchase 265,000 common shares in the capital stock of the Issuer to new and existing employees of the Issuer.  The options are exercisable on or before January 10, 2013, at a price of CAD 9.15 per share and have a 12-month vesting period.

Livengood Project Summary

      ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.
      The Livengood project has a favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.
      Drilling at the project continues to expand the deposit with the current estimated resource only representing a snapshot in time.  The latest resource estimate (as at June 22, 2010) of 409 Mt at an average grade of 0.83 g/t gold (10.9 Moz Indicated) and 94 Mt at an average grade of 0.79 g/t gold (2.4 Moz Inferred), both at a 0.5 g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.
      The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 202 Mt at an average grade of 1.07 g/t gold and Inferred Resources of 40 Mt at an average grade of 1.06 g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
      No major permitting hurdles have been identified to date.
      A prefeasibility study is underway and processing alternative mining scenarios to identify those that have the potential to make a significant positive impact on project economics.
      The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low-cost open-pit mining which could support a high production rate and economies of scale.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.

Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Exploration and development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744) who is a qualified person as defined by National Instrument 43-101.  He is a member of AusIMM and SAIMM.  Mr. Brechtel has supervised the preparation of the scientific and technical information in this material change report and has approved such disclosure herein.  Mr. Brechtel is not independent of the Issuer, as he is the President and COO of the Issuer and holds incentive stock options.

The Livengood development work program is supervised by Karl Hanneman, Alaska General Manager and Livengood Project Manager, who is responsible for all aspects of the Livengood development work.  Mr. Hanneman is not independent of the Issuer, as he is an employee of the Issuer and holds incentive stock options.

The Livengood exploration program is designed and supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program.  Mr. Puchner is not independent of the Issuer as he is an employee of the Issuer and holds incentive stock options.

On-site personnel at Livengood photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential to convert the existing estimated resources at Livengood from the indicated and inferred categories to the measured and indicated categories; the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the potential for operational and capital cost savings through the potential use of milling, with a flotation-gravity circuit, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made regarding Livengood, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

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Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Carl Brechtel, Chief Operating Officer

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

January 19, 2011